Exhibit 99.1

Company Contact: Katia Fontana Vice President & Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP COMPLETES THE ACQUISITION OF THE WATCH AND JEWELLERY

BUSINESS OF EUROPEAN BOUTIQUE

AND RELATED DEBT FINANCING AMENDMENTS

All figures presented herein are in Canadian dollars.

Montreal, Quebec – July 8, 2025 – Birks Group Inc. (the “Company”, “Birks Group” or “we”) (NYSE American LLC: BGI) is pleased to announce that, further to its June 9, 2025 announcement, it has completed the acquisition (the “Acquisition”) of the luxury watch and jewellery business of European Boutique (“European”) from its founders, the Sutkiewicz family, for a purchase price of $9,000,000, subject to customary adjustments.

Headquartered in Toronto, European operates stores at the Yorkdale, Square One, Toronto Eaton Center and Sherway Garden malls, consisting of four European Boutique multi-brand luxury watch and jewellery stores, three mono-brand boutiques for luxury brands OMEGA, Breitling, and Montblanc, as well as integrated storefronts for luxury brands such as TAG Heuer, GUCCI, and Diamonds Direct. In addition to its brick-and-mortar stores, European operates a national e-commerce website at European.ca which offers a wide selection of watches and jewellery across Canada. As a part of the Acquisition, Birks Group has also entered into a licensing agreement to operate the Canadian brand Diamonds Direct® (DiamondsDirect.ca).

Jean-Christophe Bédos, President and CEO of Birks Group, commented: “We are delighted to complete the acquisition of European. The European stores have prime locations in important malls in the Greater Toronto Area and carry high-end luxury brands which will complement Birks Group’s offering. We now enter into a period of transition where we will be liaising closely with the European team and we look forward to welcoming Jordan Sutkiewicz, Michelle Ceresney and European’s employees to the Birks family.”

Eric Sutkiewicz, Lynn Sutkiewicz, Jordan Sutkiewicz and Michelle Ceresney, the former owners of European, commented: “After nearly 50 wonderful years of serving our loyal clients, we are proud to have sold our family business to Birks Group, a well-respected and trusted pan-Canadian retailer of fine jewellery, watches and gifts that shares the same commitment to quality and customer service as European. We would like to thank all of our team, colleagues, partners and friends at European for their dedication and support. We wish them much success under the leadership of Birks Group.”

In connection with the Acquisition and as previously announced, Birks Group also obtained an additional term loan of $13.5 million (the “Incremental Loan”) with SLR Credit Solutions (“SLR”), one of the Company’s current senior lenders. The Incremental Loan bears interest at the same rate as our current $12.5 million term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and it will be repayable, in full, on December 24, 2026. A portion of the proceeds from the Incremental Loan were used by the Company to fund the purchase price for the Acquisition and the balance of the proceeds will be used to fund ordinary course working capital. The Company also entered into a loan agreement for $3.75 million of additional indebtedness (the “Loan Agreement”) with Mangrove Holding S.A., one of the Company’s controlling shareholders. The Loan Agreement bears annual interest at 15% and it will be repayable, in full, on December 24, 2026. The proceeds from the Loan Agreement will be used to fund ordinary course working capital.

Rebecca Tarby, Senior Managing Director of SLR, commented: “Birks Group and SLR have enjoyed a long-term business relationship for over 15 years, and we are pleased to support Birks Group’s continued growth and success.”

The Company continues to be actively engaged in identifying alternative transactions to continue pursuing its strategic goals including raising additional funds through public or private equity, debt financing, and the completion of strategic acquisitions.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery and an operator of luxury jewellery, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

About European Boutique

European Boutique is a luxury retailer of watches, jewellery and diamonds with a national e-commerce platform and brick-and-mortar stores throughout the Greater Toronto Area. European operates four stores under the European Boutique trade-name, three mono-brand boutiques in partnership with OMEGA, Breitling and Montblanc, storefronts on behalf of brands such as TAG Heuer, GUCCI, and Diamonds Direct (DiamondsDirect.ca), as well as a national e-commerce website, www.European.ca.

About SLR Credit Solutions

SLR Credit Solutions (f/k/a Crystal Financial), a portfolio company of SLR Investment Corp., is a leading provider of direct private credit focused on originating, underwriting, and managing asset-based financings.

Forward Looking Statements

This press release contains “forward-looking” statements regarding, among other things, the use of proceeds of the Incremental Loan and the Loan Agreement beyond the purchase price. Forward looking statements can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future and all statements in this press release other than statements of historical fact are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. Risks and uncertainties include, but are not limited to the following: (i) we may be unable to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, to maintain relationships with our primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program, all of which could affect our ability to execute our strategic vision; (ii) we may be unable to invest in and finance capital expenditures; (iii) we may be unable to maintain our listing on the NYSE American exchange or to list our shares on another national securities exchange; and (iv) our ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.